SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2005

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England

                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 February 15, 2005 Press Release Announcing that Futuremedia Completes Acquisition of Open Training.


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

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company


By: /s/ Leonard Fertig
    ----------------------
    Leonard Fertig
    Chief Executive Officer

Date:  February 15, 2005


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

                                    EXHIBIT 1


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

    CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.


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

                                    EXHIBIT 2


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

PRESS RELEASE

               FUTUREMEDIA COMPLETES ACQUISITION OF OPEN TRAINING

BRIGHTON, UK--FEBRUARY 15, 2005 - Futuremedia plc (NasdaqSC:FMDAY), a leading European e-learning services provider, announced today that it has completed the acquisition of Open Training, a leading provider of e-learning services in Sweden, for $2 million in cash and stock, in addition to an earn-out provision subject to performance targets and the issuance of a minimum of 300,000 options to Open Training's employees. Open Training generated approximately $2 million in revenues in 2004. The Company is profitable and has no debt.

"This acquisition provides us with entry into Scandinavia, one of the largest e-learning markets in Europe," said Leonard M. Fertig, Chief Executive Officer of Futuremedia. "With the addition of Open Training, we will expand our product offering through a range of complementary services, strengthening our ability to benefit from the growth of the e-learning industry. As part of our strategy, we will continue to pursue acquisitions in the UK and Europe that will extend the reach of existing products and enhance our capabilities to deliver additional value-added services."

ABOUT OPEN TRAINING:

Open Training is a leading Swedish e-learning company with head office in Stockholm and branch offices Gothenburg and Vasteras. The company, which was founded in 1999, supplies e-learning tools and platforms, custom-made course production and consulting services on modern learning solutions. Among its customers are Scandinavian Airlines, NCC, Pfizer, Ericsson, Kongsberg Aerospace & Defense, Saab Automobile, Volvo Trucks, and the Stockholm Stock Exchange.

ABOUT FUTUREMEDIA:

Futuremedia plc is a leading provider of value-driven, e-learning content and services to employers and employees. The Company has a proven track record of developing and out-sourcing tailored, fully managed e-learning solutions to large organizations. Futuremedia's services include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles.

Through its Learning For All(TM) service offering, the Company is a pioneer and leader in the creation, development and delivery of e-learning programs that fall under the Home Computing Initiative (HCI). HCI is a government sponsored program, available in the UK and several other European countries, that allows employees and their families to gain access to e-learning at home, at a cost discounted through corporate buying power and Government tax incentives. Futuremedia currently serves 12 corporations and institutions and over 26,000 enrolled employees through its LFA initiatives, representing the largest network in the UK to date.

Futuremedia's customers include Britvic, BT, BUPA, Capita, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, ING Direct, the UK National Health Service, Royal Mail, Syngenta, Winterthur Life and a growing number of UK local authorities. The Company is partnered with Fujitsu-Siemens, Microsoft, Thomson NETg and SkillSoft in delivering its products and solutions. Futuremedia Plc appears on the official supplier listing of the HCI Alliance as a Founder HCI Alliance Provider Partner. Please see the HCI Alliance website for the listing criteria: www.ukhomecomputing.co.uk.


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

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risk associated with rapid growth (including risks associated with acquisitions), the Company's ability to successfully develop its business in new geographic markets, the Company's ability to develop and successfully market new services and products (including Learning For All(TM)), the risk that customer contracts may be terminated or not completed in whole or in part due to factors beyond the Company's control, the Company's ability to increase revenue and generate cash, the Company's ability to operate profitably in the future, risks associated with changes in senior management, the early stage of the Internet and intranet learning and communications market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

CONTACT INFORMATION:

Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
521 Fifth Avenue
New York, NY 10175
(212) 986-6667
ir@futuremedia.co.uk


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